UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001- 40306

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Directors

On July 11, 2023, Mr. David Bolocan (“Mr. Bolocan”) notified UTime Limited (the “Company”) of his resignation as a director of the Company, effective July 11, 2023. Mr. Bolocan has advised that his resignation was to facilitate a change in the board members and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On July 11, 2023, Mr. Mo Zou (“Mr. Zou”) notified the Company of his resignation as a director of the Company, effective July 11, 2023. Mr. Zou has advised that his resignation was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Directors

To fill in the vacancy created by the resignation of Mr. Bolocan, on July 11, 2023, the board of directors of the Company (the “Board”) appointed Ms. Na Cai (“Ms. Cai”) to serve as a director and the Chairwoman of the Audit Committee of the Company, effective July 11, 2023.

Ms. Cai, age 37, has over 10 years of financial and managerial experience in the technology and financial service industry. Since 2015, Ms. Cai has served as a director of Bluestone Securities (HK) Co., Limited and the Chief Financial Officer of Bluestone International Holdings (HK) Co., Ltd. She was the Finance Manager at Shenzhen Qianhai Sanchuan Asset Management Co., Ltd. between 2013 and 2015. From 2011 to 2013, Ms. Cai served as the Finance Controller of Shenzhen Qingfengyuan Environmental Protection Technology Co., Ltd. During her tenure, Ms. Cai demonstrated leadership and experience in financial management, strategy development, and operations. Ms. Cai received her bachelor’s degree from Taishan Medical College, now known as Shandong First Medical University.

There are no family relationships between Ms. Cai and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Cai and any other person pursuant to which she was appointed as a director. The Board deems Ms. Cai an “independent director” as defined by NASDAQ Rule 5605(a)(2).

To fill in the vacancy created by the resignation of Mr. Zou, on July 11, 2023, the Board appointed Mr. Hailin Xie (“Mr. Xie”) to serve as a director and the Chairman of Compensation Committee of the Company, effective July 11, 2023.

Mr. Xie, age 43, has over 20 years of business development and managerial experience in the healthcare industry. Since 2000, Mr. Xie has established several businesses in the healthcare industry that research, develop, and manufacture health supplements in China. Mr. Xie is the Chairman of Guangxi Fuxingyi Investment Group and the President of Guangxi God Fly Investment Group. Mr. Xie attended Guangxi University, where he majored in marketing.

There are no family relationships between Mr. Xie and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Xie and any other person pursuant to which he was appointed as a director. The Board deems Mr. Xie an “independent director” as defined by NASDAQ Rule 5605(a)(2).

In connection with their appointment, the Company entered into a director offer letter with each of Ms. Cai and Mr. Xie on July 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 18, 2023

UTIME LIMITED

By:	/s/ Hengcong Qiu
Name:	Hengcong Qiu
Title:	Chief Executive Officer